SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the months of February and March 2006

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

Table of Contents

Press Release of February 9, 2006 – Coca Cola Hellenic Bottling Company S.A. announces preliminary discussions with C. Cardassilaris & Sons S.A.

Press Release of February 14, 2006 – Coca Cola Hellenic Bottling Company S.A. announces the acquisition of Italian mineral water company, Traficante Group

Press Release of February 15, 2006 – Coca Cola Hellenic Bottling Company S.A. announces results for the full year ended December 31, 2005 (IFRS)

Press Release of February 15, 2006 – Coca Cola Hellenic Bottling Company S.A. announces the results for the full year ended December 31, 2005 (US GAAP)

Press Release of February 20, 2006 – Coca Cola Hellenic Bottling Company S.A. issues update on the progress of the Lanitis Bros Public Ltd Public Offer

Press Release of February 28, 2006 – Coca Cola Hellenic Bottling Company S.A. announces the annual general meeting date, dividend information and the publication date of the audited financial statements for 2005

Press Release of March 1, 2006 – Coca Cola Hellenic Bottling Company S.A. announces completion of negotiations with employees on restructuring initiatives of its Greek operation

Press Release of March 8, 2006 – Coca Cola Hellenic Bottling Company S.A. announces the Publication of Prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme

Press Release of March 8, 2006 – Coca Cola Hellenic Bottling Company S.A. issues update on the progress of the Lanitis Bros Public Ltd Public Offer

Press Release of March 13, 2006 – Coca Cola Hellenic Bottling Company S.A. announces completion of the acquisition of Serbian fruit juice company Fresh & Co

Press Release of March 14, 2006 – Coca Cola Hellenic Bottling Company S.A. announces closing of the acceptance period of the Lanitis Bros Public Ltd Public Offer

Press Release of March 21, 2006 – Coca Cola Hellenic Bottling Company S.A. announces the completion of a 3-year €350 million Eurobond offering

Press Release of March 24, 2006 – Coca Cola Hellenic Bottling Company S.A. announces the final terms for Coca-Cola HBC Finance plc’s €350,000,000 Floating Rate Notes

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces preliminary discussions with C. Cardassilaris & Sons S.A.

Athens, Greece – February 9, 2005 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces, at the request of the Greek Capital Markets Commission, that it is in very preliminary discussions with C. Cardassilaris & Sons S.A. (a dry nuts company listed in the Athens Exchange) concerning a possible co-operation. At this stage it is not possible to predict whether these discussions will result in any form of agreement.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics London Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the acquisition of Italian mineral water company, Traficante Group

Athens, Greece – 14 February 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has agreed to acquire, jointly with The Coca-Cola Company (TCCC), 100% of the Traficante Group, a producer of a high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national mineral water brand “Lilia” and “Lilia Kiss” (still and sparkling).

The total net consideration for the transaction is EUR35 million (including debt but excluding acquisition costs). The transaction is subject to regulatory approval and is expected to be finalized in the second quarter of 2006.

Commenting, Doros Constantinou, Managing Director of CCHBC said, “Through today’s acquisition of Traficante, we have gained a very important foothold in Europe’s largest packaged water market. Given the significant expansion in cold drink availability and sales force that has been built in Italy over the past years and the recent success of our route to market initiatives, we are well positioned to commercially develop the strong assets and excellent quality mineral water of Traficante. Furthermore, this transaction is consistent with our strategy to expand our non-CSD offering.”

Commenting Aurelia Traficante, Managing Director of the Traficante Group said: “I am extremely satisfied that my company, whose foundation, strength, and growth have been built through the hard work of five generations of my family, now becomes part of a large international group such as Coca-Cola HBC and The Coca-Cola Company. This is a guarantee that our water brands will continue to grow and develop all over the country”.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova
European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com
US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the full year ended December 2005 (IFRS)

Fifth consecutive year of strong growth

HIGHLIGHTS FOR THE FULL YEAR

•                  Volume (excluding acquisitions) of 1,542 million unit cases, 9% above prior year (including acquisitions: 1,578 million unit cases, 12% above 2004),

•                  Strong progress in underlying operating profit (EBIT) to €481 million, 11% above prior year (15% above 2004 including acquisitions),

•                  Underlying net profit of €304 million (reported: €308 million), 20% above prior year,

•                  Underlying EPS of €1.28 (reported: €1.29), 20% above prior year (including acquisitions €1.34 or 26% above prior year),

•                  Fifth year of strong growth in return on invested capital (ROIC) now reaching 9.4%, exceeding for the first time our weighted average cost of capital (WACC) of approximately 9.0%.

HIGHLIGHTS FOR THE FOURTH QUARTER

•                  Volume (excluding acquisitions) of 353 million unit cases, 8% above 2004 (including acquisitions: 367 million unit cases, 12% above 2004),

•                  Strong progress in underlying operating profit (EBIT) to €42 million, 26% above prior year (47% above 2004 including acquisitions),

•                  Underlying net profit of €6 million (reported: €8 million), versus a €1 million loss during prior year,

•                  Underlying EPS of €0.02 (reported: €0.03), including acquisitions the underlying EPS amounted to €0.05.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘We are very pleased to report another year of strong performance, the fifth consecutive year since Coca-Cola HBC was formed. In 2005, we took a number of initiatives that were the drivers behind this growth with a key focus on marketplace execution, expansion of our product offerings and an on-going emphasis on supply chain improvements, mitigating the negative effect of significantly higher raw material costs. At the same time in line with our strategy on non-CSD expansion, we completed the acquisition of Multon juice in Russia, Vlasinka water in Serbia & Montenegro and Bankya water in Bulgaria together with The Coca-Cola Company.

2005 has been a landmark year for CCHBC as our ROIC performance has continued to improve strongly and exceeded our weighted average cost of capital, (9%) this year, a year ahead of our original target. This achievement is by no means our final destination and shareholder value creation will continue to be a key area of focus in the future.

The successful execution of our strategy continues to provide a robust platform for growth. We believe that we have the passion and expertise to continue to leverage the potential of our unique country portfolio and expect our ongoing initiatives to deliver yet another year of solid performance’.

15 February 2006

Note 1: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets as per note 1 and the results of the acquired entities in 2005.

Note 2: The Multon acquisition is being accounted for as a joint venture. As a result, we are consolidating our 50% share of the total business effective from 20 April 2005.

Coca-Cola HBC (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 26 countries serving a population of over 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	email: melina.androutsopoulou@cchbc.com

George Toulantas	Tel: +30 210 618 3255
Investor Relations Associate	email: george.toulantas@cchbc.com

Anna Konoplianikova	Tel: +30 210 618 3124
Investor Relations Analyst	email: anna.konoplianikova@cchbc.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

US press contact:

FD US
Tel: +1 212 850 5600
Jim Olecki	email: jolecki@fd-us.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2005 (IFRS)

Overview

During 2005, Coca-Cola HBC (CCHBC) delivered very strong organic volume growth, solid EPS growth and margin improvement despite the adverse impact of higher raw material costs. The key drivers of this performance were excellence in marketplace execution, continued roll out of cold drink equipment, improvements in mix and packaging and an on going focus on supply chain improvements.

Volume, excluding the impact of our recent acquisitions in Russia, Bulgaria and Serbia, grew by approximately 8% in the fourth quarter and 9% for the full year of 2005. Including acquisitions, volume grew by 12% in both the fourth quarter and the full year of 2005.

Strong volume growth was achieved in all product categories during both periods under review. It is important to note that during the fourth quarter and the full year of 2005 core CSD volume grew by mid single-digits, while water and other non-CSDs delivered strong double-digit volume growth. In addition, our continued focus on marketing activities and increased availability of Light/Diet CSDs, resulted in a low double-digit volume increase in this category.

In 2005, we continued to jointly invest with The Coca-Cola Company to expand our range of non-carbonated beverages, through targeted local brand acquisitions and new product innovation in order to meet the increasing demands of today’s beverage consumers. Non-carbonated beverages now account for 28% of our total volume compared to 10% in 2001.

During 2005, we acquired, jointly with TCCC, Multon, a leading juice manufacturer in Russia, the Bankya water business in Bulgaria and the Vlasinka water business in Serbia & Montenegro. Following the success of Romerquelle Emotion in Austria, we launched a flavoured water range under the Valser umbrella brand in Switzerland. Other product innovations that were successful in 2005 include Cappy Ice Fruit in Poland and Czech Republic, Cappy Tempo in multiple flavours in Croatia and Romania, Bonaqua water in orange and lemon flavour in Czech Republic, Fanta Pink Grapefruit in Bulgaria, Fanta Free in Italy and Avra Bloom for children in Greece.

In 2005, we continued to invest in supporting our profitable growth by placing approximately an additional 140,000 coolers in the market. Cooler placements are a key part of our strategy to continue building brand equity, enhancing the availability of our products and driving volume growth in the more profitable immediate consumption channel.

Despite the significant pressure of higher raw material cost that we faced in 2005, our successful supply chain initiatives helped us offset a negative profit impact. This is an important area of focus for Coca-Cola HBC and a number of initiatives that are being rolled out across the group are expected to continue to yield cost savings in the future. In 2005, we focused primarily on 1) improving our system capabilities through the roll out of a new integrated operating platform which aligns supply chain and demand planning, 2) infrastructure rationalization and assets redeployment, 3) production capacity management which includes investments in aseptic lines to support the growth of our new non-carbonated beverages and 4) product cost efficiencies which includes the introduction of new ultra glass bottles, and lightweighting PET packages.

Operational Review by Reporting Segments

	Volume (million unit cases)
Full year	2005	2004	% Change
Established Markets	563.5	563.5	—
Developing Markets	305.9	268.3	+14%
Emerging Markets	672.7	580.9	+16%
CCHBC excl. acquisitions	1,542.1	1,412.7	+9%
Acquisitions	36.0	—	n/a
CCHBC reported	1,578.1	1,412.7	+12%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
Full year	2005	2004	% Change	2005	2004	% Change
Established Markets	271.5	257.6	+5%	235.9	107.0	>100%
Developing Markets	47.4	36.7	+29%	43.4	25.3	+72%
Emerging Markets	162.2	140.9	+15%	181.6	122.2	+49%
CCHBC	481.1	435.2	+11%	460.9	254.5	+81%

	Volume (million unit cases)			On a like-for-like
4th Quarter	2005	2004	% Change	basis
Established Markets	121.4	123.9	-2%	-5%
Developing Markets	72.0	64.1	+12%	+9%
Emerging Markets	159.4	140.1	+14%	+10%
CCHBC excl. acquisitions	352.8	328.1	+8%	+4%
Acquisitions	14.3	—	n/a	n/a
CCHBC reported	367.1	328.1	+12%	+9%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
4th Quarter	2005	2004	% Change	2005	2004	% Change
Established Markets	21.9	19.9	+10%	16.0	(50.4)	n/a
Developing Markets	0.0	(7.3)	n/a	(2.3)	(10.4)	n/a
Emerging Markets	20.0	20.6	-3%	26.6	16.1	+65%
CCHBC	41.9	33.2	+26%	40.3	(44.7)	n/a

Note 1: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets as per note 1 and the results of the acquired entities in 2005.

Note 2: The Multon acquisition is being accounted for as a joint venture. As a result, we are consolidating our 50% share of the total business effective from 20 April 2005.

Established markets

Volume

Unit case volume was 564 million in the full year 2005, flat versus the prior year and 121 million for the quarter, 2% below the fourth quarter of 2004.

Italy performed well and while volume growth for the full year was slightly below our expectations, we continued to gain market share and improved our product and package mix. The route to market project in three key cities delivered strong results during 2005 and will therefore be extended to the rest of our territory. Ireland ended the year with further expansion of its product portfolio. Some highlights included the successful roll out of product innovations such as Nestea and new exciting packaging for Deep River Rock and market share gains in both the water and the energy drinks category. At the same time, the acquisition of the vending operator Vendit has provided us with an opportunity for further expansion in the fast growing at-work channel in Ireland. In Greece, Switzerland and Austria, we continued to experience some softness in CSD volumes in 2005 with the exception of Light CSDs that continued to perform well together with non-CSDs.

Operating profit (EBIT)

Established markets contributed €272 million to the Group’s underlying EBIT for the full year of 2005, 5% above the comparable prior year period and €22 million for the quarter, 10% above the prior year. Italy was one of the main contributors to this segment’s year-on-year profit progress, mainly driven by commercial initiatives such as the route to market project and improved market execution as well as supply chain initiatives. Despite volume softness in Switzerland, we were able to achieve high double digit EBIT growth, behind cost efficiency gains and a new more effective commercial policy.

Developing markets

Volume

Unit case volume was 306 million for the full year and 72 million for the quarter, representing an increase of 14% and 12%, respectively, over corresponding prior year periods.

All our countries within the developing markets segment reported strong volume growth. In Poland, a key market within this segment, we gained market share across most categories and became the market leader in tea and water. Both Hungary and Czech Republic registered solid and well balanced volume growth across all product categories. As a result, in 2005 the share of non-carbonated beverages grew from 26% in 2004 to 31% in Hungary and from 28% to 31% in the Czech Republic on a year-on-year basis.

Operating profit (EBIT)

Developing markets contributed an underlying EBIT of €47 million for the full year of 2005 an increase of 29%, and break even for the quarter compared with a loss of €7.3 million in the fourth quarter of prior year. Poland, with a solid 21% volume growth year-on-year, was one of the main profit drivers in this segment. Also, the Czech Republic made significant profit progress as a result of volume and revenue growth and favourable product mix. Finally, in Hungary our focus on further enhancing our immediate consumption business and reducing our supply chain costs coupled with solid volume growth delivered good profit progress.

Emerging markets

Volume

Unit case volume excluding acquisitions was 673 million for the full year of 2005, 16% above prior year (reported: 709 million unit cases, 22% above prior year) and 159 million for the quarter, 14% above prior year (reported: 174 million unit cases, 24% above prior year).

Russia, Romania, Bulgaria and Ukraine were the key performance drivers within this segment, all delivering strong double-digit volume growth during 2005. Russia (excluding Multon) performed very well with strong double-digit volume growth across all product categories. We continued to expand our portfolio, focusing on market execution through model outlets and the continuous roll out of coolers as well as the expansion of our outlet coverage and distribution. In Ukraine, CSDs, energy drinks and water under the Bonaqua trademark grew volume by double-digits, while Multon’s juice brands Dobry and Rich which were launched in the second half of the year, all performed well. In Nigeria, despite the price increase in September of 2005, we were able to grow volume by approximately 10%, with strong performance across all product categories.

Operating profit (EBIT)

Emerging markets contributed €162 million to the Group’s underlying EBIT for the full year of 2005 representing an increase of 15% over the prior year and €20 million for the quarter, 3% or approximately €0.6 million below prior year.

On a full year basis, Russia, Ukraine and Belarus all registered high double-digit EBIT growth during 2005, mainly driven by solid volume growth. Romania also continued its very good year-after-year profit progress, driven by volume and revenue growth and cost containment.

Group Financial Review

	Full year
	2005	2004	% Change
	€ million	€ million
Volume in unit cases (in millions)	1,578.1	1,412.7	+12%
Volume excluding acquisitions in unit cases (in millions)	1,542.1	1,412.7	+9%
Net sales revenue	4,780.3	4,247.5	+13%
Cost of goods sold	(2,818.8)	(2,525.6)	+12%
Gross profit	1,961.5	1,721.9	+14%
Underlying operating expenses	(1,434.3)	(1,286.7)	+11%
Underlying operating profit (EBIT)	481.1	435.2	+11%
Underlying EBITDA	789.9	726.0	+9%
Underlying net profit attributable to shareholders	304.1	253.3	+20%
Underlying basic and diluted EPS (in euro)	1.28	1.06	+20%

	Fourth quarter
	2005	2004	% Change
	€ million	€ million
Volume in unit cases (in millions)	367.1	328.1	+12%
Volume excluding acquisitions in unit cases (in millions)	352.8	328.1	+8%
Net sales revenue	1,105.4	948.2	+17%
Cost of goods sold	(676.1)	(587.1)	+15%
Gross profit	429.3	361.1	+19%
Underlying operating expenses	(368.7)	(327.9)	+12%
Underlying operating profit (EBIT)	41.9	33.2	+26%
Underlying EBITDA	121.7	114.2	+7%
Underlying net profit attributable to shareholders	5.7	(1.1)	>100%
Underlying basic and diluted EPS (in euro)	0.02	0.00	>100%

Note 1: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets as per note 1 and the results of the acquired entities in 2005.

Note 2: The Multon acquisition is being accounted for as a joint venture. As a result, we are consolidating our 50% share of the total business effective from 20 April 2005.

Changes in accounting policies

The Group made a number of changes to its accounting policies, with effect from 1 January 2005, in order to comply with revisions to International Financial Reporting Standards. These changes are detailed in the notes to the condensed consolidated financial statements. Of particular note, is the cessation of amortisation of intangible assets with indefinite useful lives and the recognition of stock option expenses in the income statement.

Net sales revenue

Underlying net sales revenue increased by approximately 10% for the full year of 2005 and by 12% for the fourth quarter versus the same period of 2004. On a currency neutral basis, underlying net sales revenue per unit case for the Group decreased by approximately 1.5% for the full year against 2004. Within the segments, the emerging markets achieved a 3% growth in net sales revenue per unit case on a currency neutral basis over the full year 2004, while the established markets were 0.5% above last year. The developing segment registered a net sales revenue per unit case decline of approximately 4% year-on-year, on a currency neutral basis in line with our plans for the year.

Cost of goods sold

Underlying cost of goods sold increased by 9% over the full year and by 11% over the fourth quarter versus the prior year period, driven by the growth in volume and higher raw material costs, primarily PET and sugar. Cost of goods sold per unit case on a currency neutral basis decreased by approximately 2% during 2005 versus prior year. On-going supply chain efficiency improvement initiatives more than compensated for the increases in raw material costs.

Gross profit

Underlying gross profit margin for the full year of 2005 was up to 41.0% versus 40.5% for the same period of 2004. For the fourth quarter, the underlying gross profit margin improved from 38.1% last year to 38.7% this year.

Operating expenses

Underlying operating expenses increased by 11% in the full year of 2005 and by 12% for the fourth quarter compared to the corresponding periods in 2004. In line with our strategy of driving continued top-line growth, we continued to invest savings from the containment of back office expenses, into enhancing our sales force capabilities.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 11% for the full year from €435 million last year to €481 million and by 26% for the quarter from €33 million last year to €42 million. This result, in line with our plans, has been achieved through solid top line growth, continued realisation of operating efficiencies and a favourable currency impact.

Tax

The underlying effective tax rate for the full year was approximately 26% versus 28% for the same period last year. These rates are calculated excluding the amortisation of, and other adjustments to, intangible assets and before any tax credit is recognised for the utilisation of previously unrecognised pre-acquisition accumulated tax assets.

Net profit

Underlying net profit for the full year of 2005 increased by 20% to €304 million from €253 million in the same period last year. For the fourth quarter, an underlying net profit of €6 million was realised against a loss of €1 million last year.

Capital expenditure

CCHBC’s net capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €411 million for the full year of 2005, up 16% versus prior year as planned. We continue to focus investment on increasing the availability of chilled beverages in the higher margin immediate consumption channel by investing in cold drink equipment. In addition, we continue to focus on growing return on invested capital (ROIC) by effectively redeploying assets and equipment within the Group to minimise cash outflows.

Cash flow

Cash flow generated from operating activities improved by a solid €85 million from €553 million last year to €638 million for the full year of 2005. After deducting higher capital expenditure as highlighted above, our cash flow was approximately €215 million during the full year of 2005, compared to approximately €191 million in the same period of 2004.

Acquisition of Serbian water company Vlasinka

On 14 April 2005, we completed the acquisition of the Serbian mineral water company Vlasinka, in conjunction with TCCC. The total consideration for the acquisition was €21.0 million (excluding acquisition costs), of which CCHBC’s share was €10.5 million.

Acquisition of Russian juice company Multon

On 20 April 2005, we completed jointly with TCCC, the acquisition of the Multon group, a leading juice producer in the Russian Federation. The business will be run as a joint venture and is being accounted for as such. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. Total consideration for the acquisition was US $471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US $35.9 million (€27.4 million). CCHBC’s share of the purchase price and debt was US $253.5 million (€193.7 million).

Acquisition of Bulgarian water company Bankya

On 2 June 2005, we completed the acquisition of the Bulgarian mineral water company, Bankya. The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. The total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.2 million. The trademark was sold to TCCC in 2005.

Acquisition of Irish vending operator Vendit

On 28 September 2005, we completed the acquisition of Vendit, one of the largest independent vending operators in Ireland. The total consideration for the acquisition is subject to performance conditions and is currently estimated to be €5.9 million (excluding acquisition costs), with the assumption of debt of an additional €0.8 million.

Public offer for the acquisition of Lanitis Bros Public Limited

On 27 January 2006, our subsidiary 3E (Cyprus) Limited launched a Public Offer to the shareholders of Lanitis Bros Public Limited (Lanitis Bros) for the acquisition of up to 100% of the issued share capital of Lanitis Bros. The consideration offered for each share in Lanitis Bros is CYP 0.172 in cash. The acceptance period of the Public Offer began on 27 January 2006 and will end on 10 March 2006 at 12.30pm.

Acquisition of Serbian juice company Fresh & Co

On 20 January 2006, we announced that we have agreed to acquire, jointly with TCCC, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia & Montenegro. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”. The net consideration for the transaction is €19.5 million (including the settlement of some of the company’s financial obligations but excluding acquisition costs) and is subject to the company’s indebtedness at closing not exceeding €23.1 million. The final purchase price is subject to certain adjustments. The transaction is subject to regulatory approval and is expected to be finalised by the end of February 2006.

Acquisition of Italian water company Traficante

On 14 February 2006, we announced that we have agreed to acquire, jointly with TCCC, 100% of Traficante Group, a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national source-water brand “Lilia” and “Lilia Kiss” (still and sparkling). The total net consideration for the transaction is €35 million (including debt but excluding acquisition costs). The transaction is subject to regulatory approval and is expected to be finalised in the second quarter of 2006.

Adoption of a commitment decision by the European Commission

The European Commission announced on 22 June 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004 and follows consultation with the

European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

Update on restructuring costs

As communicated in 2004, we took certain initiatives to consolidate our manufacturing network through rationalising sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives are focused primarily on the Republic of Ireland and Northern Ireland. In 2005, a decision was made to develop a single all-island facility located in Northern Ireland at Knockmore Hill. Restructuring costs totalled €13.8 million for the full year and €5.4 million for the fourth quarter.

In January of 2006, we announced restructuring initiatives in our Greek operation as part of our strategy to improve efficiency. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years. The plan includes transferring production capacity and streamlining warehouses in Greece. Specifically, production currently carried out at the Athens plant will be relocated to the Schimatari plant (which is 40km away from Athens), and the warehouses of Messologi, Corfu and Rhodes will cease operations. These initiatives will impact approximately 150 employees out of a total of 2,400 employees of Coca-Cola HBC Greece. The company has begun consultations with the local unions to determine the final terms and conditions of the redundancy.

2006 full year outlook

Our successful strategy continues to provide a solid platform for growth. In 2006, we expect to roll out strong innovation plans, enhance further our marketplace execution and commercial capabilities as well as continue realising supply chain efficiencies. As previously communicated, in 2006 we expect our financial targets to be in line with our long term growth model. Given the timing of raw material cost increases, particularly PET and sugar, as well as higher operating expenses from our early investment in sales force and capability building initiatives, we expect the first quarter of 2006 to be particularly impacted. Taking this into account and including the recently announced acquisitions of Lanitis in Cyprus and Fresh & Co in Serbia, but excluding amortisation, adjustments to goodwill and the restructuring charges discussed above, our financial targets for 2006 are as follows:

•              Volume growth of approximately 8%

•              EBIT growth of 11%-13%

•              EPS of €1.50-€1.53, an increase of 12%-14%

•              ROIC is expected to improve by 75 basis points

The recently acquired businesses of Lanitis and Fresh & Co are expected to contribute approximately 1.5% to volume growth, approximately 1% to EBIT growth and €0.01 to EPS in 2006. As we continue to invest in growing our business and as the acquisitions are finalised, we expect our net capital expenditure to be in the range of €460-480 million. In addition, it is anticipated that net capital expenditure related to the single all Ireland facility will be in the range of €40-45 million over the 2005-2007 period, with approximately €4 million having been spent to date.

Conference call

CCHBC will host a conference call with financial analysts to discuss the 2005 full year and fourth quarter results on 15 February 2006 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with TCCC, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2005 (IFRS)

Condensed consolidated income statement (unaudited)

	Note	Year ended 31 December 2005	Year ended 31 December 2004
		€ million	€ million
Net sales revenue	3	4,780.3	4,247.5
Cost of goods sold		(2,818.8)	(2,525.6)

Gross profit		1,961.5	1,721.9

Operating expenses		(1,459.7)	(1,286.7)
		501.8	435.2

Amortisation of intangible assets		(0.6)	(106.6)
Adjustments to intangible assets	4	(26.5)	(24.6)
Restructuring costs	5	(13.8)	(49.5)

Total operating expenses		(1,500.6)	(1,467.4)

Operating profit (EBIT)	3	460.9	254.5

Finance costs	6	(54.8)	(64.8)
Share of results of associates		0.9	1.2

Profit before taxation		407.0	190.9

Taxation	7	(86.6)	(69.9)

Profit for the period		320.4	121.0

Attributable to:
Minority interests		12.3	14.3
Shareholders of the Group		308.1	106.7

Basic & diluted earnings per share (Euro)	8	1.29	0.45

Volume (million unit cases)	3	1,578.1	1,412.7

EBITDA (€ million)	3	807.8	680.1

The notes on pages 19 to 26 are an integral part of these condensed consolidated financial statements

	Note	Three months to 31 December 2005	Three months to 31 December 2004
		€ million	€ million
Net sales revenue	3	1,105.4	948.2
Cost of goods sold		(676.1)	(587.1)

Gross profit		429.3	361.1

Operating expenses		(379.8)	(327.9)
		49.5	33.2

Amortisation of intangible assets		(0.6)	(28.4)
Adjustments to intangible assets	4	(3.2)	—
Restructuring costs	5	(5.4)	(49.5)

Total operating expenses		(389.0)	(405.8)

Operating profit /(loss) (EBIT)	3	40.3	(44.7)

Finance costs	6	(16.6)	(19.2)
Share of results of associates		0.3	0.9

Profit / (loss) before taxation		24.0	(63.0)

Taxation	7	(10.4)	(3.6)

Profit / (loss) for the period		13.6	(66.6)

Attributable to:
Minority interests		6.0	2.9
Shareholders of the Group		7.6	(69.5)

Basic & diluted earnings per share (Euro)	8	0.03	(0.29)

Volume (million unit cases)	3	367.1	328.1

EBITDA (€ million)	3	128.8	68.3

The notes on pages 19 to 26 are an integral part of these condensed consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2005 (IFRS)

Condensed consolidated balance sheet (unaudited)

		As at	As at
	Note	31 December 2005	31 December 2004
		€ million	€ million
Assets

Intangible assets	9	1,846.8	1,683.5
Property, plant and equipment	9	2,287.4	2,061.1
Other non-current assets		87.5	77.1

Total non-current assets		4,221.7	3,821.7

Inventories		377.1	334.9
Trade and other receivables		803.7	671.9
Cash and cash equivalents	10	182.4	38.3

Total current assets		1,363.2	1,045.1

Total assets		5,584.9	4,866.8

Liabilities

Short term borrowings	10	575.8	95.0
Other current liabilities		990.2	885.0

Total current liabilities		1,566.0	980.0

Long term borrowings	10	1,327.5	1,454.0
Other non-current liabilities		243.5	364.8

Total non-current liabilities		1,571.0	1,818.8

Shareholders’ equity		2,352.6	1,980.3
Minority interests		95.3	87.7

Total equity		2,447.9	2,068.0

Total equity and liabilities		5,584.9	4,866.8

The notes on pages 19 to 26 are an integral part of these condensed consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2005 (IFRS)

Condensed consolidated cash flow statement (unaudited)

	Note	Year ended 31 December 2005	Year ended 31 December 2004
		€ million	€ million
Operating profit		460.9	254.5
Depreciation of property, plant and equipment	9	315.3	289.4
Amortisation of intangible assets		0.6	106.6
Adjustments to intangible assets	4	26.5	24.6
Employee share options		3.6	1.4
Other non-cash items		0.9	3.6
		807.8	680.1

Gain on disposal of non-current assets		(10.9)	(6.1)
Increase in inventories		(12.1)	(34.5)
Increase in trade and other receivables		(88.2)	(27.1)
Increase in trade payables and other liabilities		46.7	47.0
Taxation paid		(105.3)	(106.1)
Cash flow generated from operating activities		638.0	553.3

Investing activities:
Payment for purchase of property, plant and equipment		(423.5)	(362.0)
Receipts from disposal of property, plant and equipment		29.7	21.2
Net (payments) receipts from investments		(0.2)	6.0
Proceeds from sale of trademarks		9.0	8.6
Net payments for acquisitions		(195.0)	(3.1)
Net cash used in investing activities		(580.0)	(329.3)

Financing activities:
Return of capital to shareholders		—	(0.4)
Proceeds from shares issued to employees exercising stock options		36.6	19.2
Net increase (decrease) in borrowings		183.8	(125.6)
Principal repayments of finance lease obligations		(16.8)	(11.7)
Net interest paid		(43.2)	(55.3)
Net dividend paid to group shareholders and minority interests		(76.5)	(53.1)
Net cash from (used in) financing activities		83.9	(226.9)

Increase (decrease) in cash and cash equivalents		141.9	(2.9)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		38.3	39.4
Increase (decrease) in cash and cash equivalents		141.9	(2.9)
Effect of changes in exchange rates		2.2	1.8
Cash and cash equivalents at December 31 2005		182.4	38.3

The notes on pages 19 to 26 are an integral part of these condensed consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2005 (IFRS)

Consolidated statement of movements in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2003	118.5	1,621.7	23.0	295.6	(187.0)	1,871.8	80.8	1,952.6
Changes in accounting policy	—	—	—	(0.5)	(2.6)	(3.1)	—	(3.1)
Restated balance	118.5	1,621.7	23.0	295.1	(189.6)	1,868.7	80.8	1,949.5

Profit for the year	—	—	—	—	106.7	106.7	14.3	121.0
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.6	—	0.6	—	0.6
Cash flow hedges:
Losses taken to equity	—	—	—	(12.0)	—	(12.0)	—	(12.0)
Losses transferred to profit and loss for the period	—	—	—	6.3	—	6.3	—	6.3
Foreign currency translation	—	—	36.7	—	—	36.7	(2.0)	34.7
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	36.7	(5.3)	106.7	138.1	12.3	150.4
Shares issued to employees exercising stock options	0.6	18.6	—	—	—	19.2	—	19.2
Share based compensation							—	—
Options	—	—	—	1.4	—	1.4	—	1.4
Movement in shares held for equity compensations reserve	—	—	—	0.3	—	0.3	—	0.3
Acquisition of shares held by minority interests	—	—	—	—	—	—	0.1	0.1
Reinvestment of shares held by minority interests	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	15.0	(15.0)	—	—	—
Dividends	—	—	—	—	(47.4)	(47.4)	(5.3)	(52.7)
Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

Profit for the year	—	—	—	—	308.1	308.1	12.3	320.4
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.4	—	1.4	—	1.4
Cash flow hedges:
Losses taken to equity	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Losses transferred to profit and loss for the period	—	—	—	3.7	—	3.7	—	3.7
Foreign currency translation	—	—	84.5	—	—	84.5	5.2	89.7
Tax on items taken directly to or transferred from equity	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Comprehensive income	—	—	84.5	4.9	308.1	397.5	17.5	415.0
Shares issued to employees exercising stock options	1.2	35.4	—	—	—	36.6	—	36.6
Share based compensation
Options	—	—	—	3.6	—	3.6	—	3.6
Movement in shares held for equity compensations reserve	—	—	—	1.3	—	1.3	—	1.3
Acquisition of shares held by minority interests	—	—	—	-	—	—	(0.1)	(0.1)
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.1	0.1
Appropriation of reserves	—	—	—	(42.4)	42.4	—	—	—
Dividends	—	—	—	—	(66.7)	(66.7)	(9.9)	(76.6)
Balance as at 31 December 2005	120.3	1,675.7	144.2	273.9	138.5	2,352.6	95.3	2,447.9

The notes on pages 19 to 26 are an integral part of these condensed consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the year ended 31 December 2005 (IFRS)

Condensed notes to the consolidated financial statements (unaudited)

1.             Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 with the exception of changes in accounting policy mentioned below.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting, and should be read in conjunction with the 2004 annual financial statements, which include a full description of the Group’s accounting policies.

Changes in accounting policy

In March 2004, the International Accounting Standards Board (‘IASB’) issued International Financial Reporting Standard (‘IFRS’) 3, Business Combinations, and revised standards IAS 36, Impairment of Assets and IAS 38, Intangible Assets. The main effect to the Group is that amortisation of goodwill and intangible assets with indefinite useful lives has ceased. Instead, the assets are tested for impairment annually or more frequently if events or changes in circumstances indicate a possible impairment. CCHBC has applied IFRS 3 and the revised provisions of IAS 36 and IAS 38 from 1 January 2005. As the standard is applicable prospectively, prior year comparatives have not been restated.

From 1 January 2005, the Group applied IFRS 2, Share-Based Payments. This standard requires compensation costs related to share based payments to be recognised in the financial statements. Under the standard, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The standard is applicable to grants of shares, share options or any equity instruments granted after 7 November 2002 and have not yet vested at the effective date of the standard. The adoption of IFRS 2 results in the Group reflecting a charge to the income statement for share options. In addition, there is a change to the timing of the charge for stock appreciation rights. As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the full year of 2004 is a decrease of €1.4 million. The charge to the Group in the full year of 2005 for existing share options is €3.6 million.

In December 2003, the IASB published revisions to IAS 39, Financial Instruments: Recognition and Measurement. The revised standard was applied from 1 January 2005 and clarifies terms in relation to derecognition of financial assets, measurement of fair value, impairment, hedge accounting and embedded derivatives in non-financial contracts. The revised standard resulted in certain embedded derivatives no longer qualifying for separation. As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the full year of 2004 is a decrease of €4.2 million with a reduction of net assets and total equity of €4.7 million. Also, gains or losses on available-for-sale financial assets are no longer recognised in the income statement. Instead, changes in the fair value of available-for-sale financial assets are recognised directly in equity until the financial assets are derecognised, at which time the cumulative gain or loss previously recognised in equity is recognised through the income statement. The effect on the comparative net results for the full year of 2004 is an decrease of €0.4 million.

With effect from 2004, the Group changed its policy of revaluing land and buildings in accordance with the allowed alternative treatment under IAS 16, Property, Plant and Equipment, to carry land and buildings at cost. Prior to 2004, land and buildings were revalued by independent valuers every five years. Increases in the carrying amount of land and building arising on revaluation were credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset were charged against the revaluation reserve; all other decreases were charged to the income statement. The revaluation surplus included in equity was directly transferred to retained earnings when the surplus was realised. The change in accounting policy was undertaken to provide a more appropriate presentation of the results of the Group and in order to provide more consistency with other companies in the same or comparable industries, the majority of whom do not revalue their assets. In particular, our peer group generally report under US GAAP where asset revaluation is not permitted. Further, the policy change brings our accounting treatment in line with our US reporting. Prior year comparatives for the full year of 2004 have been restated in prior year’s financial statements.

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

2.             Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the year.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to December		31 December	31 December
	2005	2004	2005	2004
US dollar	1.24	1.25	1.19	1.36
UK sterling	0.68	0.68	0.69	0.71
Polish zloty	4.03	4.52	3.84	4.06
Nigerian naira	162.86	166.26	153.96	180.95
Hungarian forint	248.59	250.67	251.70	245.89
Swiss franc	1.55	1.54	1.56	1.54
Russian rouble	35.15	35.76	34.19	37.81
Romanian lei	3.63	4.06	3.68	3.94

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 26 countries, and its financial results are reported in the following segments:

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia & Montenegro, and Ukraine.

	Volume in unit cases	Net sales revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months ended 31 December 2005	121.4	489.1	49.3	16.0
3 months ended 31 December 2004	123.9	490.2	10.2	(50.4)
12 months ended 31 December 2005	563.5	2,262.3	382.3	235.9
12 months ended 31 December 2004	563.5	2,245.9	332.8	107.0

Developing markets
3 months ended 31 December 2005	72.0	192.1	17.1	(2.3)
3 months ended 31 December 2004	64.1	170.1	9.9	(10.4)
12 months ended 31 December 2005	305.9	841.1	115.7	43.4
12 months ended 31 December 2004	268.3	732.6	100.7	25.3

Emerging markets
3 months ended 31 December 2005	173.7	424.2	62.4	26.6
3 months ended 31 December 2004	140.1	287.9	48.2	16.1
12 months ended 31 December 2005	708.7	1,676.9	309.8	181.6
12 months ended 31 December 2004	580.9	1,269.0	246.6	122.2

Total CCHBC
3 months ended 31 December 2005	367.1	1,105.4	128.8	40.3
3 months ended 31 December 2004	328.1	948.2	68.3	(44.7)
12 months ended 31 December 2005	1,578.1	4,780.3	807.8	460.9
12 months ended 31 December 2004	1,412.7	4,247.5	680.1	254.5

4.             Adjustments to intangible assets

During 2004 and 2005, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12 revised, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €26.5 million (2004: €24.6 million) has been recorded in operating expenses for the year and a deferred tax credit of €26.5 million (2004: €24.6 million) included within taxation on the income statement. The respective charge and deferred tax credit for the fourth quarter of 2005 is €3.2 million (2004: €0.0 million).

5.             Restructuring costs

Restructuring costs totalled €13.8 million for the full year (2004: €49.5 million) and €5.4 million for the fourth quarter (2004: €49.5 million). This was comprised of €5.0 million (2004: €45.9 million) of redundancy charges, €0.9 million (2004: €3.6 million) of impairment losses and €7.9 million (2004: €0.0 million) of accelerated depreciation on plant and equipment identified as having a reduced useful life as a result of the restructuring. For the fourth quarter, the €5.4 million amount of restructuring costs was comprised of €1.4 million (2004: €45.9 million) of redundancy charges, €0.9 million (2004: €3.6 million) of impairment losses and €3.1 million (2004: €0.0 million) of accelerated depreciation.

6.             Finance costs

	Year ended 31 December 2005	Year ended 31 December 2004
	€ million	€ million

Interest expense	56.5	67.2
Net foreign exchange translation (gains)/losses	(0.9)	2.8
Fair value losses on interest rate swaps	2.9	1.5
Interest income	(3.7)	(6.7)
Total finance costs	54.8	64.8

	Three months to 31 December 2005	Three months to 31 December 2004
	€ million	€ million

Interest expense	14.2	16.7
Net foreign exchange translation losses	4.0	3.3
Fair value losses on interest rate swaps	—	1.4
Interest income	(1.6)	(2.2)
Total finance costs	16.6	19.2

7.             Taxation

The effective tax rate for the Group differs from the 2005 Greek statutory rate of 32% (2004: 35%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments, including legislative and regulatory changes, arising during the year that are not necessarily referable to the current year’s operations.

The reported effective tax rate (excluding the amortisation of, and other adjustments to, intangible assets) is approximately 26% for the full year 2005 (28% for 2004). This rate is calculated before any tax credit is recognised for the current recognition of previously unrecognised deferred tax assets, being predominantly accumulated tax losses. The reduction in effective tax rate between years is substantially related to the reduction in the statutory tax rates for Bulgaria, Greece and Romania.

8.                                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2005 full year: 238,326,756, 2005 fourth quarter: 238,530,337, 2004 full year 236,958,191: 2004 fourth quarter: 237,057,295).

9.                                   Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2005	2,061.1	1,683.5
Additions	446.0	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(26.5)
Arising on current year acquisitions	32.1	183.2
Disposals	(26.1)	(6.4)
Depreciation / amortisation	(315.3)	(0.6)
Foreign exchange differences	89.6	13.6
Closing net book value as at 31 December 2005	2,287.4	1,846.8

10.                            Net debt

	As at	As at
	31 December 2005	31 December 2004
	€ million	€ million

Long-term borrowings	1,327.5	1,454.0
Short-term borrowings	575.8	95.0
Cash and cash equivalents	(182.4)	(38.3)

Net debt	1,720.9	1,510.7

As of 31 December 2005, net debt increased by € 210.2 million primarily due to issuance of commercial paper under our € 1.0 billion global commercial paper program. Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the mineral water companies Vlasinka and Bankya in Serbia & Montenegro and Bulgaria, respectively (refer to note 14).

11.                            Share capital

On 21 December 2005, the share capital of the Company increased by €1,2 million by issuing 2,431,873 new ordinary shares, as a result of the exercise of stock options. The share premium increased by €35,4 million as a result of this increase. After the increase, the share capital amounts to €120,3 million and is divided into 240,692,002 shares with a nominal value of €0.50 each.

12.                            Dividends

The shareholders approved a dividend of €0.28 per share (totaling €66.7 million) for the year ended 31 December 2004 at the Annual General Meeting held on 17 June 2005.

13.                            Contingencies

On 29 June 2005, the Greek Competition Authority requested us to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of 25 January 2002. On 7 October 2005, we were served with notice to appear before the Competition Authority. On such date, we were also made aware that in its recommendation to the Competition Authority its Secretariat claims that we did not properly comply with its decision of 25 January 2002 during the period covered by its investigation and proposes the imposition of a fine on CCHBC of €5,869 for each day that we delayed to comply since the decision of 25 January 2002 which, through 30 September 2005, could amount up to approximately €7.9 million. The first hearing before the Competition Authority is currently scheduled for 16 February 2006.

We believe we have substantial legal and factual defenses to the Secretariat’s claims. However, at this time we cannot predict the outcome of these proceedings.

The European Commission announced on 22 June 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004, and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

Except for the issues mentioned above, there have been no significant changes in contingencies since 31 December 2004 (as described in the 2004 Annual Report).

14.                            Recent acquisitions

a)                                       Vlasinka

On 14 April 2005, we completed the acquisition of the Serbian mineral water company Vlasinka, together with TCCC. The total consideration for the acquisition was €21.0 million (excluding acquisition costs). CCHBC effectively purchased the operating assets and liabilities at Surdulica in Southern Serbia & Montenegro for €10.5 million, whilst TCCC effectively purchased the mineral water brand ‘Rosa’ for €10.5 million. The acquisition has resulted in CCHBC recording €7.9 million of goodwill.

b)                                      Multon

On 20 April 2005, we completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. The business is being managed as a joint venture and is being accounted for as such. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. Total consideration for the acquisition was US $471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US $35.9 million (€27.4 million). CCHBC’s share of the purchase price and debt was US $253.5 million (€193.7 million). The acquisition has resulted in CCHBC recording €83.0 million of goodwill and €73.7 million of trademarks.

c)                                       Bankya

On 2 June 2005, we completed the acquisition of the Bulgarian mineral water company, Bankya. The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.2 million. The acquisition has resulted in CCHBC recording €4.5 million of goodwill, €6.4 million of trademarks and €1.0 million of water rights. The Bankia trademark was subsequently sold to TCCC in 2005 for €6.4 million.

d)                                      Vendit

On 28 September 2005, we completed the acquisition of Vendit, one of the largest independent vending operators in Ireland. The total consideration for the acquisition is currently estimated to be €5.9 million (excluding acquisition costs), with the assumption of debt of an additional €0.8 million. At this stage, the acquisition has resulted in the recording of €5.5 million of goodwill and €1.0 million of customer contracts. However the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalisation of the purchase price.

15.                            Employee numbers

The average number of full-time equivalent employees in the full year of 2005 was 41,101 (2004: 38,219).

16.                            Post- balance sheet events

On 27 January 2006, our subsidiary 3E (Cyprus) Limited launched a Public Offer to the shareholders of Lanitis Bros Public Limited (Lanitis Bros) for the acquisition of up to 100% of the issued share capital of Lanitis Bros. The consideration offered for each share in Lanitis Bros is CYP 0.172 in cash. The acceptance period of the Public Offer began on 27 January 2006 and will end on 10 March 2006 at 12.30pm.

On 20 January 2006, we announced that we have agreed to acquire, jointly with TCCC, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia & Montenegro. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”. The net consideration for the transaction is €19.5 million (including the settlement of some of the company’s financial obligations but excluding acquisition costs) and is subject to the company’s indebtedness at closing not exceeding €23.1 million. The final purchase price is subject to certain adjustments. The transaction is subject to regulatory approval and is expected to be finalised by the end of February 2006.

In January of 2006, we announced restructuring initiatives in our Greek operation as part of our strategy to improve efficiency. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years. The plan includes transferring of production capacity and streamlining warehouses in Greece. Specifically, production currently carried out at the Athens plant will be relocated to the Schimatari plant (which is 40km away from Athens) and the warehouses of Messologi, Corfu and Rhodes will cease operations. These initiatives will impact approximately 150 employees out of a total of 2,400 employees of Coca-Cola HBC Greece. The company has begun consultations with the local unions to determine the final terms and conditions of the redundancies.

On 14 February 2006, we announced that we have agreed to acquire, jointly with TCCC, 100% of Traficante Group, a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national source-water brand “Lilia” and “Lilia Kiss” (still and sparkling). The total net consideration for the transaction is €35 million (including debt but excluding acquisition costs). The transaction is subject to regulatory approval and is expected to be finalised in the second quarter of 2006.

VOLUME BY COUNTRY FOR 2005, 2004 & 2003

	2005	2004	2003

Established Markets
Austria	86.8	89.7	69.2
Greece	144.9	145.8	147.4
Ireland	75.8	72.9	72.0
Italy	180.4	178.0	180.3
Switzerland	75.6	77.1	83.9

TOTAL	563.5	563.5	552.8

Developing Markets
Baltics	20.0	16.9	19.1
Croatia	25.4	23.5	25.2
Czech Republic	45.3	42.3	41.9
Hungary	74.7	69.2	73.3
Poland	118.7	98.0	94.6
Slovakia	17.4	14.4	17.8
Slovenia	4.4	4.0	4.5

TOTAL	305.9	268.3	276.4

Emerging Markets
Armenia	4.2	4.1	3.7
Belarus	13.5	10.7	9.5
Bosnia and Herzegovina	12.5	13.1	13.3
Bulgaria	41.3	35.3	35.6
FYROM	8.3	8.7	9.8
Moldova	1.8	1.4	1.5
Nigeria	143.6	130.1	122.7
Romania	123.5	106.0	97.7
Russia	260.1	188.7	159.8
Ukraine	60.9	44.0	38.1
Serbia & Montenegro	39.0	38.8	38.4

TOTAL	708.7	580.9	530.1

TOTAL CCHBC	1,578.1	1,412.7	1,359.3

PERCENTAGE VOLUME CHANGE BY COUNTRY

FOR 12 MONTHS TO 31 DECEMBER 2005 AND 2004

	2005 % change	2004 % change
	versus 2004	versus 2003

Established Markets
Austria	- 3%	+ 30%
Greece	- 1%	- 1%
Ireland	+ 4%	+ 1%
Italy	+ 1%	- 1%
Switzerland	- 2%	- 8%

TOTAL	+ 0%	+ 2%

Developing Markets
Baltics	+ 19%	- 12%
Croatia	+ 8%	- 7%
Czech Republic	+ 7%	+ 1%
Hungary	+ 8%	- 6%
Poland	+ 21%	+ 4%
Slovakia	+ 21%	-19%
Slovenia	+ 10%	- 11%

TOTAL	+ 14%	- 3%

Emerging Markets
Armenia	+ 2%	+ 11%
Belarus	+ 26%	+ 13%
Bosnia and Herzegovina	- 5%	- 2%
Bulgaria	+ 17%	- 1%
FYROM	- 5%	- 11%
Moldova	+ 29%	- 7%
Nigeria	+ 10%	+ 6%
Romania	+ 17%	+ 8%
Russia	+ 38%	+ 18%
Ukraine	+ 38%	+ 15%
Serbia & Montenegro	+ 0%	+ 1%

TOTAL	+ 22%	+ 10%

TOTAL CCHBC	+ 12%	+ 4%

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the Full Year Ended December 31, 2005 (US GAAP)

HIGHLIGHTS FOR THE FULL YEAR

•       Volume of 1,539 million unit cases, 10% ahead of the same period in 2004;

•       Operating profit of €450.7 million versus €421.8 million, 7% ahead of the prior year;

•       Net income of €298.9 million versus €272.1 million, a 10% increase compared to the same period in 2004.

FOURTH QUARTER HIGHLIGHTS

•       Volume of 353 million unit cases, 8% ahead of the same period in 2004;

•         Operating profit of €25.5 million versus €27.4 million, 7% behind the same period in 2004;

•       Net income of €2.1 million versus net loss of  € 1.1m million in the same period in 2004.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“We are very pleased to report another year of strong performance, the fifth consecutive year since Coca-Cola HBC was formed. In 2005, we took a number of initiatives that were the drivers behind this growth with a key focus on marketplace execution, expansion of our product offerings and an on-going emphasis on supply chain improvements, mitigating the negative effect of significantly higher raw material costs. At the same time in line with our strategy on non-CSD expansion, we completed the acquisition of Multon juice in Russia, Vlasinka water in Serbia & Montenegro and Bankya water in Bulgaria together with The Coca-Cola Company.

2005 has been a landmark year for CCHBC as our ROIC performance has continued to improve strongly and exceeded our weighted average cost of capital, (9%) this year, a year ahead of our original target. This achievement is by no means our final destination and shareholder value creation will continue to be a key area of focus in the future.

The successful execution of our strategy continues to provide a robust platform for growth. We believe that we have the passion and expertise to continue to leverage the potential of our unique country portfolio and expect our ongoing initiatives to deliver yet another year of solid performance.”

February 15, 2006

Coca-Cola Hellenic Bottling Company S.A.

Results for the Full Year Ended December 31, 2005 (US GAAP)

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company (“TCCC”) and has operations in 26 countries serving a population of approximately 540 million people. The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on its website: www.coca-colahbc.com.

INQUIRIES:

Company contacts:

Coca-Cola HBC

Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Associate	Tel: +30 210 618 3255 e-mail: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: anna.konoplianikova@cchbc.com

European press contact: FD Greece Greg Quine	Tel: +44 20 7269 7206 e-mail: greg.quine@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2005 full year and fourth quarter results on February 15, 2006 at 4:00 pm, Athens time (2:00 pm London time, 9:00 am New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

2

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

3

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Year Ended
	December 31, 2005	December 31, 2004
	(Euro in millions, except per share data)

Net sales revenue	€4,633.9	€4,201.9
Cost of goods sold	(2,749.9)	(2,500.9)
Gross profit	1,884.0	1,701.0

Selling, delivery and administrative expenses	(1,433.3)	(1,279.2)
Operating profit	450.7	421.8

Interest expense	(56.2)	(66.9)
Interest income	3.3	6.6
Other income	2.5	4.2
Other expenses	(3.0)	(8.3)
Income before income taxes	397.3	357.4

Income tax expense	(111.8)	(77.4)
Share of income of equity method investees	23.9	5.2
Minority interests	(10.5)	(13.1)
Net income	€298.9	€272.1

Basic net income per share (in Euro):	€1.25	€1.15
Diluted net income per share (in Euro):	€1.25	€1.14

See notes to the consolidated financial statements on pages 10 to18

4

	Three Months Ended
	December 31, 2005	December 31, 2004
	(Euro in millions, except per share data)

Net sales revenue	€1,054.9	€939.5
Cost of goods sold	(655.8)	(581.8)
Gross profit	399.1	357.7

Selling, delivery and administrative expenses	(373.6)	(330.3)
Operating profit	25.5	27.4

Interest expense	(14.1)	(16.6)
Interest income	1.4	2.1
Other income	(1.9)	(0.9)
Other expenses	(0.1)	(3.8)
Income before income taxes	10.8	8.2

Income tax expense	(11.6)	(8.1)
Share of income of equity method investees	8.6	1.6
Minority interests	(5.7)	(2.8)
Net income	€2.1	€(1.1)

Basic and diluted net income per share (in Euro):	€0.01	€—

See notes to the consolidated financial statements on pages 10 to18

5

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	December 31, 2005	December 31, 2004
	(Euro in millions)
Assets
Current assets:
Cash and cash equivalents	€168.5	€31.3
Trade accounts receivable, less allowance of €33.0m in 2005 and €31.8m in 2004	560.8	507.8
Inventories	359.8	327.5
Receivables from related parties	70.9	59.2
Taxes receivable	7.9	6.2
Deferred income taxes	53.3	50.5
Prepaid expenses	85.0	47.7
Derivative assets	12.5	8.2
Other current assets	38.6	42.3
Total current assets	1,357.3	1,080.7

Property, plant and equipment:
Land	105.3	100.9
Buildings	781.8	727.8
Returnable containers	265.7	246.9
Production and other equipment	2,422.9	2,107.2
	3,575.7	3,182.8
Less accumulated depreciation	(1,552.7)	(1,266.2)
	2,023.0	1,916.6
Construction in progress	142.3	55.8
Advances for equipment purchases	29.3	25.1
	2,194.6	1,997.5

Investments in equity method investees	294.2	60.5
Deferred income taxes	22.1	9.0
Other tangible non-current assets	52.4	61.3
Franchise rights	1,996.4	1,987.4
Goodwill and other intangible assets	789.9	767.1
Total assets	€6,706.9	€5,963.5

See notes to the consolidated financial statements on pages 10 to18

6

	As at
	December 31, 2005	December 31, 2004
	(Euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€310.0	€76.0
Accounts payable	200.4	190.4
Accrued expenses	429.1	363.8
Amounts payable to related parties	115.7	94.7
Deposit liabilities	137.1	142.0
Income taxes payable	61.8	69.1
Deferred income taxes	4.9	3.2
Derivative liabilities	1.3	6.2
Current portion of long-term debt	243.9	—
Current portion of capital lease obligations	19.8	15.0
Total current liabilities	1,524.0	960.4

Long-term debt, less current portion	1,278.4	1,424.6
Capital lease obligations, less current portion	50.3	32.5
Cross currency swap payables relating to borrowings	43.3	143.1
Deferred income taxes	678.2	645.3
Employee benefit obligations and other long-term liabilities	138.8	133.2
Total long-term liabilities	2,189.0	2,378.7

Minority interests	70.6	63.4

Shareholders’ equity:
Ordinary shares, € 0.50 par value: 240,692,002 shares (2004: 238,260,129) authorized, issued and outstanding	120.3	119.1
Additional paid-in capital	1,693.2	1,657.8
Deferred compensation	(0.5)	(0.9)
Retained earnings	949.0	716.8
Accumulated other comprehensive income	161.3	68.2
Total shareholders’ equity	2,923.3	2,561.0
Total liabilities and shareholders’ equity	€6,706.9	€5,963.5

See notes to the consolidated financial statements on pages 10 to18

7

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Year Ended
	December 31, 2005	December 31, 2004
	(Euro in millions)
Operating activities
Net income	€298.9	€272.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	305.8	283.4
Amortization	0.2	—
Deferred income taxes	11.1	(35.7)
Gains on disposal of non-current assets	(13.1)	(6.3)
Impairment charges	0.9	3.6
Minority interests	10.5	13.1
Share of income of equity method investees	(23.9)	(5.2)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(51.6)	(25.3)
Inventories	(13.2)	(35.0)
Accounts payable and accrued expenses	45.8	25.0
Net cash provided by operating activities	571.4	489.7

Investing activities
Purchases of property, plant and equipment	(410.8)	(354.4)
Proceeds from disposals of property, plant and equipment	27.4	21.0
Cash payments for acquisitions, net of cash acquired	(196.0)	(3.1)
Proceeds from sale of trademarks	9.0	8.6
Net proceeds from sale of investments and other assets	2.0	6.2
Net cash used in investing activities	(568.4)	(321.7)

Financing activities
Proceeds from issuance of debt	567.9	725.9
Payments on debt	(380.6)	(854.5)
Payments on capital lease obligations	(16.6)	(11.7)
Return of capital to shareholders	—	(0.4)
Proceeds from issue of shares	36.6	19.2
Dividends paid	(75.5)	(52.5)
Net cash provided by (used in) financing activities	131.8	(174.0)

Effect of exchange rates on cash	2.4	1.8
Net increase (decrease) in cash and cash equivalents	137.2	(4.2)

Cash and cash equivalents at beginning of year	31.3	35.5
Cash and cash equivalents at end of year	€168.5	€31.3

See notes to the consolidated financial statements on pages 10 to18

8

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

						Accumulated
	Ordinary Shares		Additional			Other
	Number		Paid-in	Deferred	Retained	Comprehensive
	of Shares	Amount	Capital	Compensation	Earnings	Income	Total
	(millions)	(Euro in millions)
As at December 31, 2003	236.9	118.5	1,639.2	(0.9)	492.1	7.4	2,256.3

Net income for 2004	—	—	—	—	272.1	—	272.1
Currency translation adjustment, net of applicable income taxes of € 8.2m	—	—	—	—	—	68.4	68.4
Change in minimum pension liability, net of applicable income taxes of € 0.7m	—	—	—	—	—	(3.4)	(3.4)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.1m	—	—	—	—	—	0.3	0.3
Change in fair value of derivatives, net of applicable income taxes of € 0.6m	—	—	—	—	—	(11.4)	(11.4)
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable taxes of € 0.7m	—	—	—	—	—	6.9	6.9
Comprehensive income							332.9
Shares issued to employees exercising	—	—	—	—	—	—	—
stock options	1.4	0.6	18.6	—	—	—	19.2
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)

As at December 31, 2004	238.3	119.1	1,657.8	(0.9)	716.8	68.2	2,561.0

Net income for 2005	—	—	—	—	298.9	—	298.9
Currency translation adjustment, net of applicable income taxes of € (4.2)m	—	—	—	—	—	91.2	91.2
Change in minimum pension liability, net of applicable income taxes of € 0.5m	—	—	—	—	—	(1.3)	(1.3)
Change in fair value of derivatives, net of applicable income taxes of € 0.0m	—	—	—	—	—	(0.1)	(0.1)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € (0.3)m	—	—	—	—	—	1.0	1.0
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € (0.4)m	—	—	—	—	—	2.3	2.3
Comprehensive income							392.0
Shares issued to employees exercising stock options	2.4	1.2	35.4	—	—	—	36.6
Net movements in shares for equity compensation	—	—	—	0.4	—	—	0.4
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)
As at December 31, 2005	240.7	120.3	1,693.2	(0.5)	949.0	161.3	2,923.3

See notes to the consolidated financial statements on pages 10 to18

9

Coca-Cola Hellenic Bottling Company S.A.

Condensed Notes to Consolidated Financial Statements – unaudited

1.                          BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2004.

2.                          ADOPTION OF NEW ACCOUNTING STANDARDS

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement No. 154, Accounting Changes and Error Corrections (“Statement No. 154”), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not expect the initial adoption of Statement No. 154 to have a material impact on its financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (“Statement No. 123 (R)”). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25, Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. As of the required effective date, which is January 1, 2006 the Company is required to apply the standard using a modified version of the prospective application. Under this transition method, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, the Company may elect to apply the modified version of the retrospective application under which financial statements for the prior periods are adjusted on a basis consistent with the pro forma disclosure required for those periods shown in Note 8. The Company does not expect the effect of Statement No. 123(R) to have material impact on its financial statements.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”) to assist preparers by simplifying some of the implementation challenges of Statement No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123(R), specifically when valuing employee stock options; and b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include: (a) valuation models – SAB No. 107 reinforces the flexibility allowed by Statement No. 123(R) to choose an option-pricing model that

10

meets the standard’s fair value measurement objective; (b) expected volatility – SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term – the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company will apply the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123(R).

In November 2004, the FASB issued Statement No. 151, Inventory Costs –an amendment to ARB No. 43, Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalization. This Statement is effective for inventory costs incurred after January 1, 2006 and is not expected to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29 (‘Statement No. 153’). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for exchanges of non-monetary assets that occur in fiscal periods beginning after June 15, 2005 (e.g. July 1, 2005 in the case of the Company) and did not have a material impact on the Company’s financial statements.

3.                          INVENTORIES

Inventories consist of the following (in millions):

	December 31, 2005	December 31, 2004

Finished goods	€128.7	€124.1
Raw materials & work in progress	166.9	149.1
Consumables	57.9	53.2
Payments on account	6.3	1.1
	€359.8	€327.5

4.                          RECENT ACQUISITIONS

On April 14, 2005, the Company completed the acquisition of the Serbian mineral water company, Vlasinka, together with TCCC. The total consideration for the acquisition was €21.0 million (excluding acquisition costs). The Company effectively purchased the operating assets and liabilities at Surdulica in Southern Serbia for €10.5 million, while TCCC effectively purchased the mineral water brand “Rosa” for €10.5 million. The acquisition has resulted in the Company recording €7.9 million of goodwill.

On April 20, 2005, the Company completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands “Rich”, “Nico” and “Dobry”. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt of US$35.9 million (€27.4 million). The Company’s share of the purchase price and debt was US$253.5 million (€193.7 million). The acquisition is a joint venture and is being accounted for under the equity method.

11

On June 2, 2005, the Company completed the acquisition of the Bulgarian mineral water company, Bankya. The acquisition includes production facilities located just outside of Sofia and the mineral water brand “Bankia”. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.2 million. The acquisition has resulted in the Company recording €4.5 million of goodwill, €6.4 million of trademarks and €1.0 million of water rights. The Bankia trademark was subsequently sold to TCCC for €6.4 million.

On September 28, 2005, the Company completed the acquisition of Vendit, one of the largest independent vending operators in Ireland. The final purchase price for the acquisition is subject to the conclusion of a number of matters. The total consideration is currently estimated to be €5.9 million (excluding acquisition costs) with the assumption of debt of an additional €0.8 million. At this stage, the acquisition has resulted in the Company recording €5.5 million of goodwill and €1.0 million of customer contracts. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of the final purchase price.

5.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	December 31, 2005	December 31, 2004
Intangible assets not subject to amortization
Franchise rights	€1,996.4	€1,987.4
Goodwill	756.7	734.6
Minimum pension liability	1.1	2.0
Trademarks	29.0	29.3
	2,783.2	2,753.3
Intangible assets subject to amortization
Customer contracts	0.9	—
Water rights	2.2	1.2
	€2,786.3	€2,754.5

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The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2004	€596.3	€117.6	€20.7	€734.6
Current period acquisitions	5.5	—	12.6	18.1
Reduction of valuation allowance on net operating losses from acquisition	—	—	(1.4)	(1.4)
Foreign exchange differences	(1.4)	5.2	1.6	5.4
Balance as at December 31, 2005	€600.4	€122.8	€33.5	€756.7

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6.                          SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. The Company evaluates performance and allocates resources primarily based on operating profit. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Year Ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Net sales revenue
Established countries	€489.7	€490.9	€2,261.8	€2,244.9
Developing countries	192.1	170.2	841.1	732.7
Emerging countries	373.1	278.4	1,531.0	1,224.3
	1,054.9	939.5	4,633.9	4,201.9

Operating profit
Established countries	10.7	9.8	251.0	245.8
Developing countries	—	(1.9)	47.0	40.6
Emerging countries	14.8	19.5	152.7	135.4
	25.5	27.4	450.7	421.8

	As at
	December 31, 2005	December 31, 2004
Total assets
Established countries	€3,625.6	€3,538.6
Developing countries	1,312.4	1,260.2
Emerging countries	1,714.0	1,172.8
Corporate / intersegment receivables	54.9	(8.1)
	€6,706.9	€5,963.5

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7.                          EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Year Ended
	December 31, 2005	December 31, 2004
Numerator
Net income	€298.9	€272.1

Denominator
Basic	238.3	237.0
Dilutive effect of Stock Options	1.4	1.0
Diluted	239.7	238.0

	Three Months Ended
	December 31, 2005	December 31, 2004
Numerator
Net income	€2.1	€(1.1)

Denominator
Basic	238.5	237.1
Dilutive effect of Stock Options	0.9	0.7
Diluted	239.4	237.8

8.                          STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with APB Opinion No 25, Accounting for Stock Issued to Employees.

The fair value of options granted in 2004 and 2005 were valued using the binomial option-pricing model. We believe this model more accurately reflects the value of the options versus using the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model.

The following table (in millions except for earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123, Accounting for Stock-Based Compensation.

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	Year Ended
	December 31, 2005	December 31, 2004

Net income	€298.9	€272.1
Add: Stock option employee compensation expense included in net income, net of applicable income tax	0.1	—
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(3.6)	(4.3)

Pro forma net income	€295.4	€267.8

Earnings per share (Euro):
Basic - reported	1.25	1.15
Basic - pro forma	1.24	1.13

Diluted - reported	1.25	1.14
Diluted - pro forma	1.23	1.13

9.                          RESTRUCTURING

During 2005, the Company recorded restructuring charges of €10.1 million (full year 2004: €9.3 million) before tax. The restructuring charges primarily result from the initiatives communicated in 2004 to consolidate our manufacturing network by rationalizing sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria. The project to develop a single all-island production facility in Ireland is on going, and we expect to incur further charges of approximately €26.0 million over the next eighteen months in relation to this project. Of the charges for 2005, €3.3 million was recorded in selling, delivery and administrative expenses, and €6.8 million was recorded in cost of goods sold.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	As at
	December 31, 2005	December 31, 2004
As at beginning of the period	€7.1	€5.4
Arising during the year	10.1	9.3
Utilized during the year	(8.2)	(7.6)
As at end of period	€9.0	€7.1

In addition, accelerated depreciation has been recorded on plant and equipment whose useful lives have been reduced as a result of the planned restructuring. The €7.9 million of charges relating to this change in estimate were recorded mainly in cost of goods sold in 2005. In addition, we recorded impairment charges on equipment of €0.9 million in 2005 and €3.6 million in 2004, respectively.

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10.                   CONTINGENCIES

On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Competition Authority. On such date the Company was also made aware that in its recommendation to the Competition Authority the Secretariat of the Competition Authority claims that the Company did not properly comply with the decision of the Competition Authority of January 25, 2002 during the period covered by its investigation and proposes the imposition of a fine on the Company of €5,869 for each day that the Company delayed to comply since the decision of January 25, 2002 which, through September 30, 2005, could amount up to approximately €7.9 million. The first hearing before the Competition Authority is currently scheduled for February 16, 2006.

We believe we have substantial legal and factual defenses to the Secretariat’s claims. However, at this time we cannot predict the outcome of these proceedings.

In relation to the Greek Competition Authority’s decision of January 25, 2002, one of our competitors have filed a lawsuit claiming damages in an amount of €7.7 million. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

The European Commission announced on June 22, 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004, and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2004, such issues were successfully resolved in Poland. The Company still has similar issues outstanding before the Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Group that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The tax filings of Coca-Cola Hellenic Bottling Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Group conducts business. These audits may result in assessments of additional taxes. The Group provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

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11.                   NET DEBT

Net debt consists of the following (in millions):

	As at
	December 31, 2005	December 31, 2004

Long-term borrowings	€1,328.7	€1,457.1
Short-term borrowings	573.7	91.0
Cash and cash equivalents	(168.5)	(31.3)
Net debt	€1,733.9	€1,516.8

As of 31 December 2005, net debt increased by €217.1 million primarily due to issuance of commercial paper under our €1.0 billion global commercial paper program. Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the mineral water companies Vlasinka and Bankya in Serbia and Bulgaria, respectively.

12.                   SUBSEQUENT EVENTS

On January 27, 2006 our subsidiary 3E (Cyprus) Limited has launched a public offer to the shareholders of Lanitis Bros Public Limited (“Lanitis Bros”) for the acquisition of up to 100% of the issued share capital of Lanitis Bros. The consideration offered for each share in Lanitis Bros is CYP 0.172 in cash. The acceptance period of the public offer began on January 27, 2006 and will end on March 10, 2006 at 12.30pm.

On January 20, 2006, we announced that we have agreed to acquire, jointly with TCCC, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia and Montenegro. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”. The net consideration for the transaction is €19.5 million (including the settlement of some of the company’s financial obligations but excluding acquisition costs) and is subject to the Company’s indebtedness at closing not exceeding €23.1 million. The final purchase price is subject to certain adjustments. The transaction is subject to regulatory approval and is expected to be finalized by the end of February 2006.

In January of 2006, we announced certain restructuring initiatives in our Greek operation as part of our strategy to improve efficiency. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years. The plan includes transferring production capacity and streamlining warehouses in Greece. Specifically, production currently carried out at the Athens plant will be relocated to the Schimatari plant (which is 40km away from Athens), and the warehouses of Messologi, Corfu and Rhodes will cease operations. These initiatives will impact approximately 150 employees out of a total of 2,400 employees of Coca-Cola HBC Greece. The Company has begun consultations with the local unions to determine the final terms and conditions for the redundancies.

On February 14, 2006, the Company announced that it had agreed to acquire, jointly with TCCC, 100% of Traficante Group, a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national source-water brand “Lilia” and “Lilia Kiss” (still and sparkling). The total net consideration for the transaction is €35 million (including debt but excluding acquisition costs). The transaction is subject to regulatory approval and is expected to be finalized in the second quarter of 2006.

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Coca-Cola Hellenic Bottling Company S.A.

Summary of Significant Differences between US GAAP and

International Financial Reporting Standards (IFRS) – unaudited

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

Reconciliation of operating profit

	Full year ended
	December 31, 2005	December 31, 2004
	€ million	€ million

Operating profit under US GAAP	450.7	421.8

Recognition of previously unrecognized pre-acquisition tax losses (1)	(26.5)	(24.6)
Treatment of joint ventures (2)	26.6	6.5
Amortization of indefinite-lived intangible assets (3)	—	(107.2)
Restructuring charges (5)	7.2	(36.6)
Other	2.9	(5.4)
Operating profit under IFRS	460.9	254.5

Reconciliation of net income

	Full year ended
	December 31, 2005	December 31, 2004
	€ million	€ million

Net income under US GAAP	298.9	272.1

Amortization of indefinite-lived intangible assets (3)	—	(107.2)
Deferred tax (4)	7.2	(22.5)
Restructuring charges (5)	2.0	(30.3)
Other	—	(5.4)
Net income under IFRS	308.1	106.7

In summary, the significant differences are as follows:

1.               In accordance with IAS 12R, Income Taxes, when deferred tax assets on losses have not been recognized at acquisition date and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Such a treatment does not occur for US GAAP.

2.               CCHBC’s interest in jointly controlled entities, Brewinvest S.A., and from 2005, the Multon group, is accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

3.               Until December 31, 2004, the Company amortized indefinite-lived intangible assets under IFRS but not under US GAAP. From January 1, 2005, neither IFRS nor US GAAP amortize indefinite-lived intangible assets.

4.               The US GAAP treatment of deferred tax is different in a number of respects from IFRS. In addition, other differences in accounting treatment can have an implication on tax. For example, under US GAAP a material balance is recorded as franchise rights, in comparison to IFRS. Deferred tax is applied to this franchise rights balance. Enacted tax rate changes can therefore have a material effect upon the US GAAP accounts that is not reflected for IFRS.

5.               In accordance with FAS 146, Exit or Disposal Activities, the liability for the costs of restructuring are recognized and measured at fair value when the liability is incurred, rather than the date at which the exit plan is committed to. In particular, where employees are required to serve beyond the minimum retention period in order to receive one-time termination benefits such as severance pay, the costs of the one-time termination benefit are recognized at fair value over the term of the

19

retention period. If it is not possible for the employee to determine the type and amount of benefits they will receive from involuntary termination (for example, when the negotiation of severance benefits has not been conducted with the appropriate employee groups such as work councils or trade unions), then it is not possible to record a provision for any such amounts.

A full discussion of the differences can be found in the Company’s Annual Report for the year ended December 31, 2004.

20

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

issues update on the progress of the Lanitis Bros Public Ltd Public Offer

Athens, Greece – 20 February 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that to date a total of 175,044,610 shares or approximately 70% of the outstanding share capital of Lanitis Bros Public Limited have been tendered in response to the Public Offer launched by CCHBC’s subsidiary, 3E (Cyrpus) Limited, on 27 January 2006.

The acceptance period of the Public Offer ends on 10 March 2006 at 12:30pm.

Lanitis Bros Public Limited shareholders can receive copies of the prospectus of the Public Offer (available in the Greek language) and the Acceptance and Transfer of Shares Form through selected branches of the National Bank of Cyprus Ltd.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Amendment to today’s announcement regarding the record date

Coca-Cola Hellenic Bottling Company S.A.

Announces the Annual General Meeting date, dividend information and the publication date of the audited financial statements for 2005

Athens, Greece – 28 February 2006 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces that the audited full set of financial statements for the year ended 31 December 2005 (stand alone and consolidated) based on International Financial Reporting Standards will be published on Wednesday 29 March 2006.

The Annual General Meeting of its shareholders is currently scheduled to be held on Tuesday 20 June 2006 in Athens, Greece.

The Board of Directors intends to propose a dividend of €0.30 per share for 2005 at the Annual General Meeting. Payment of the dividend will commence on Thursday 29 June 2006. The payment of the dividend in Greece will be carried out through the branch network of the National Bank of Greece.

The record date for the dividend payment will be Wednesday 21 June 2006. Starting Thursday 22 June 2006, shares will be trading on the Athens Exchange ex-dividend.

CCHBC further specifies, as required by the Athens Exchange Regulation, that the dividend record date will be after June 16, 2006, date of expiry of futures over CCHBC’s shares and over indexes which include CCHBC’s shares.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Announces completion of negotiations with employees on restructuring initiatives of its Greek operation

Athens, Greece – 1 March 2006 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces that further to its statement on 19th January 2006 regarding the restructuring of its Greek operation, it has successfully completed the consultation process with the affected employees. As a result, 147 of the 150 employees impacted have now reached agreement with the company.

All the employees of Coca-Cola HBC’s Rhodes, Corfu and Messolonghi warehouses, as well as all but three of the employees at CCHBC’s Athens production plant, have either accepted alternative positions within CCHBC or the negotiated voluntary redundancy packages. The agreement will enable CCHBC’s Greek operation to implement the restructuring in a fair, reasonable and sensitive manner.

Production in the Athens plant ceased on 24 February 2006 while the warehouses in Rhodes, Corfu and Messolonghi will terminate their operations on 10 March 2006.

This satisfactory outcome was made possible because of the collaboration of CCHBC and its employees and also the positive contribution of the Greek Ministry of Employment.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics London Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the Publication of Prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme

Athens, Greece – 8 March 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 7 March 2006 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. as issuers and Coca-Cola HBC Finance plc, Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. as guarantors.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4712z_-2006-3-8.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

INQUIRIES

Company Contacts: Coca-Cola HBC – Corporate Treasury Department Chris Nolan	Tel: +30 210 618 3114 e-mail: chris.nolan@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

issues update on the progress of the Lanitis Bros Public Ltd Public Offer

Athens, Greece – 8 March 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that to date a total of 208,464,607 shares or approximately 83.4% of the outstanding share capital of Lanitis Bros Public Limited have either been tendered in response to the Public Offer launched by CCHBC’s subsidiary, 3E (Cyprus) Limited on 27 January 2006, or purchased by 3E (Cyprus) Limited on the Cyprus Stock Exchange since 27 January 2006.

The acceptance period of the Public Offer ends at the end of this week, on 10 March 2006 at 12:30pm.

Lanitis Bros Public Limited shareholders can receive copies of the prospectus of the Public Offer (available in the Greek language) and the Acceptance and Transfer of Shares Form through selected branches of the National Bank of Greece (Cyprus) Ltd.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces completion of the acquisition of Serbian fruit juice company Fresh & Co

Athens, Greece – 13 March 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today the completion of its joint acquisition with the Coca-Cola Company of the Serbian fruit juices company Fresh & Co.

The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”.

The net consideration for the acquisition was €18.5 million (excluding acquisition costs), with the assumption of debt of an additional €23.6 million. CCHBC’s share of the purchase price and debt was €21 million.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Announces closing of the acceptance period of the Lanitis Bros Public Ltd Public Offer

Athens, Greece – 14 March 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that to date a total of 229,051,240 shares or approximately 91.62% of the outstanding share capital of Lanitis Bros Public Limited have either been tendered in response to the Public Offer launched by CCHBC’s subsidiary, 3E (Cyprus) Limited on 27 January 2006, or purchased by 3E (Cyprus) Limited on the Cyprus Stock Exchange since 27 January 2006.

The acceptance period of the Public Offer ended on 12 March 2006 after the Board of the Cyprus Stock Exchange granted an extension of two additional days. 3E (Cyprus) Limited intends to continue purchasing shares through the Cyprus Stock Exchange with a medium term objective to acquire the majority of the remainder of the shares.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the completion of a 3-year €350 million Eurobond offering

Athens, Greece – 21 March 2006 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola HBC”, “CCHBC”, together with its subsidiaries, the “Group”) announced today that the Group has successfully completed the sale of a €350m 3-year Euro-denominated floating rate bond.

The offering has been executed through Coca-Cola HBC Finance plc, and guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V. The bond was priced at 99.971 with a coupon of 3 month Euribor (Euro Interbank Offered Rate) +20 basis points.

The transaction has been executed under the Group existing €2 billion Euro Medium Term Note programme.

Proceeds from the bond offering will be used to refinance existing borrowings of the Group, as well to provide short term liquidity at completion of certain recent acquisitions made by Coca-Cola Hellenic Bottling Company S.A.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Treasury Chris Nolan	Tel: +30 210 618 3114 e-mail: chris.nolan@cchbc.com

European Press Contact: Financial Dynamics Athens Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the Final Terms for Coca-Cola HBC Finance plc’s €350,000,000 Floating Rate Notes

Athens, Greece – 24 March 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that the following Final Terms are available for viewing:

Final Terms for Coca-Cola HBC Finance plc’s €350,000,000 Floating Rate Notes due 24 March 2009 (the “Notes”) issued under the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance plc and Coca-Cola HBC Finance B.V. as issuers and Coca-Cola HBC Finance plc, Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. as guarantors (the “Programme”).

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Base Prospectus dated 7 March 2006 relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive.

To view the full document, please paste the following URL into the address bar of your browser:

[to be inserted once on LSE website]

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information contained in the Base Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

INQUIRIES

Company Contacts: Coca-Cola HBC Corporate Treasury Department Chris Nolan	Tel: +30 210 618 3114 e-mail: chris.nolan@cchbc.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 619 5514 www.coca-colahbc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date March 28, 2006